SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*

                   UNITED CITIES GAS COMPANY
                       (Name of Issuer)

                COMMON STOCK, WITHOUT PAR VALUE
                 (Title of Class of Securities)

                          909823106000
                         (CUSIP Number)

                    STEPHEN A. BOUCHARD, ESQ.
                   FLEISCHMAN AND WALSH, L.L.P.
                   1400 SIXTEENTH STREET, N.W.
                     WASHINGTON, D.C.  20036
                         (202) 939-7900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          OCTOBER 17, 1996

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this state-ment [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

This Amendment No. 2 amends and supplements (i) the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commis-sion on August 20, 1996, and (ii) the Schedule 13D filed with the Securities and Exchange Commission on August 1, 1996, each filed on behalf of the Reporting Person. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in such Schedule 13D and Amendment No. 1 thereto.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Person presently intends to vote all of its shares of Common Stock against the proposed sale of the Issuer to Atmos pursuant to their merger agreement and to assert its dissenters' rights pursuant to the Illinois Business Corporation Act with respect to such transaction. The Issuer has called a special meeting of the shareholders of the Issuer to vote with respect to the proposed merger for November 12, 1996 (the "Special Meeting"). The Issuer has reported that holders of record of outstanding shares of Common Stock on October 2, 1996 (the "Record Date") are the shareholders of the Issuer entitled to notice of and to vote at the Special Meeting.

The Reporting Person presently intends to solicit proxies from other United Cities shareholders to vote against the Atmos merger proposal and to encourage other shareholders of the Issuer to assert their dissenters' rights. In that regard, the Reporting Person has also filed today preliminary opposition proxy materials with the Securities and Exchange Commission.

On October 15, 1996, the Reporting Person delivered notice to the Issuer of its intent to file, and on October 16, 1996 the Reporting Person filed, with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice its notifi-cation under the Hart-Scott-Rodino Antitrust Improvements Act of its intention to acquire additional voting securities of the Issuer in an amount less than 15% of the Issuer's issued and outstanding Common Stock, subject to market conditions, applicable legal and regulatory considerations, and other factors the Reporting Person may from time to time deem appropriate. The Reporting Person requested early termination of the statutory waiting period before such acquisitions may commence.

To further assist in its on-going exploration of options with respect to its investment in the Issuer's securities, the Reporting Person (i) retained Georgeson & Company Inc. ("Georgeson") to provide certain services with respect to the Reporting Person's investment in the Issuer, including repre-sentation in its solicitation of proxies, as well as any tender offer or exchange offer, if the Reporting Person determines to pursue any such additional actions, and (ii) on October 8, 1996, made a written request of the Issuer pursuant to the Illinois Business Corporation Act to examine and make extracts of, and obtain other materials with respect to, the Issuer's record of shareholders as of the Record Date (the "Shareholder List Request"). The Reporting Person made its Shareholder List Request in order to facilitate communication with the Issuer's shareholders from time to time, concerning (i) transactions proposed by the Issuer's Board of Directors (including the Board's proposed sale of the Issuer to Atmos), (ii) the solicitation of proxies described above, and (iii) the pro-tection of the Reporting Person's interests and the interests of other shareholders of the Issuer.

On October 14, 1996, the Secretary of the Issuer delivered to the Reporting Person a written denial of the Shareholder List
Request and advised the Reporting Person that, on October 11, 1996, the Issuer had filed a complaint in the Circuit Court of Cook County, Illinois, County Department, Chancery Division
(No. 96-CH0011096) (the "Illinois Complaint"), seeking a declaratory judgment that (i) it is not obligated to disclose its shareholder list to the Reporting Person unless and until the MPSC rules that the Reporting Person is a legal shareholder of the Issuer and (ii) it is not subject to penalties under Illinois law for its refusal to honor the Shareholder List Request prior to such time. The Reporting Person has filed a Notice of Removal removing the Illinois Complaint to the United States District Court for the Northern District of Illinois. The Reporting Per-son intends to file appropriate motions to dismiss or transfer the Illinois Complaint to the United States District Court for the Eastern District of Missouri. The Reporting Person intends to pursue vigorously its right to the Issuer's stockholder infor-mation.

On October 9, 1996, the MPSC issued an order denying motions by the Issuer and Atmos to compel certain document production by the Reporting Person and to expedite treatment of the previously reported MPSC Complaint. A hearing before the MPSC presently is scheduled for November 12, 1996, to argue the Reporting Person's motion to dismiss or stay the MPSC Complaint pending resolution of the previously reported Missouri Complaint. On October 10, 1996, the Issuer and Atmos filed a motion with the MPSC for partial summary judgment (and requesting oral argument on said motion before the MPSC on November 12, 1996) that the Reporting Person's purchases of Common Stock were in violation of the MPSC statute. Southern Union intends to oppose said motion.

The MPSC has intervened in the Missouri Complaint. The MPSC and the Issuer have moved separately for dismissal or stay of the Missouri Complaint in order to have the MPSC Complaint resolved first. The Reporting Person has opposed such motions.

The Reporting Person has filed a First Amended Complaint in the Missouri Complaint (the "Amended Missouri Complaint") in which it seeks a preliminary and permanent injunction directing the Issuer to honor the Shareholder List Request and to recognize the Reporting Person as entitled to vote the shares of Common Stock beneficially owned by the Reporting Person. The Amended Missouri Complaint also seeks a declaration that the Reporting Person is a shareholder of the Issuer with all the rights of a shareholder.

On October 18, 1996, the Reporting Person filed a complaint against Atmos based on Texas law in the District Court of Dallas, Texas (the "Texas Complaint"), alleging that Atmos knowingly participated in breaches of fiduciary duties by the Issuer, similar to those described in the previously reported Tennessee Complaint, in connection with the proposed merger between the Issuer and Atmos. The Texas Complaint seeks preliminary and permanent injunctive relief against Atmos to bar its taking any further action to consummate the proposed merger agreement, including, but not limited to, those provisions (i) restricting the conduct of the Issuer's business pending the merger, (ii) limiting the Issuer's ability to solicit or facilitate competing transactions or proposals, (iii) providing for termination of the Issuer's Supplemental Executive Retirement Plan, which would result in the payment of certain benefits to certain executive officers of the Issuer, and (iv) providing for payment of a $15,000,000 termination fee by the Issuer to Atmos under certain circumstances. The Texas Complaint also seeks actual and exemplary damages.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
-----------------------------------------------------------------

Item 6 is hereby amended in its entirety to read as follows:

The Reporting Person has retained Georgeson. See response above to Item 4.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


                                   October 18, 1996
                                   ---------------------
                                   (Date)


                                   STEPHEN A. BOUCHARD
                                   ---------------------
                                   (Signature)


                                   Stephen A. Bouchard
                                   Attorney-in-fact
                                   ---------------------
                                   (Name and Title)